Mail Stop 3561

October 11, 2005

Andrew Mazzone, President
XIOM Corp
68A Lamar Street
West Babylon, New York 11704

> **RE:** **XIOM Corp.**
> **Registration Statement on Form SB-2**
> **Amendment Filed: September 2, 2005**
> **File No. 333-123176**

Dear Mr. Mazzone:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a more detailed analysis of how this spin-off was effected in compliance with our view regarding spin-offs and section 5 of the Securities Act as reflected in SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997.

Prospectus Cover Page

2. Please limit the outside front cover page to one page as required by Item 501(a) of Regulation S-B.

3. Please disclose the date the offering will end as required by Item 501(a)(9)(iii) of Regulation S-B. You are reminded that Rule 415(a)(2) of Regulation C limits the offering to an amount that may be offered and sold within two years.

4. We reissue our prior comment 4 and remind you to please limit your disclosure on the cover page to only that information required by Item 501 of Regulation   S-B.

5. Please highlight the cross-reference to the risk factors section by prominent type or some other manner as required by Item 501(a)(5) of Regulation S-B.

6. If applicable, provide the disclosure required by Item 501(a)(10) of Regulation S-B.

Prospectus Summary, page 4

7. We reissue our prior comment 6. Please add disclosure addressing the company's going concern qualification and its accumulated deficit.

8. The disclosure regarding the spin-off is confusing. For example, what do you mean when you disclose in the second paragraph that "at the time of the spin-off, TTIH has intended to focus on a specific target merger candidate involved in a total unrelated business." Revise your disclosure to clearly indicate the various entities involved in the spin-off, the business purposes of each, and the manner in which the spin-off was effected. We may have further comment.

Summary Financial Information, page 5

9. We note your response to prior comment 8. Please update the information presented as of September 30, 2004 and 2003 so that the information is consistent with the revised financial statements included in your filing. In addition, the information regarding loss per share for the nine months ended June 30, 2005 should also be revised. Please revise your disclosures accordingly.

Risk Factors, page 6

10. We reissue our prior comment 10. The subheading for the 3rd risk factor merely reads "Operations and our Technology and Products." Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English

Handbook – How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

11. We reissue our prior comment 13. Add more risk factor disclosure covering the industry in which your company operates.

12. We reissue our prior comment 14 because some of your risk factors continue to be generic. We specifically refer you to the 4th and 6th risk factors. Please revise your risk factors to so that each discusses a material risk to your potential shareholders. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses.

Use of Proceeds, page 10

13. Revise the disclosure to exclude the proceeds from the exercise of the warrants when calculating the use of proceeds from the sale of the company's securities.

14. Commensurate with Item 504 of Regulation S-B, please disclose the priority of each contemplated use of proceeds. Because no minimum amount is required to be sold in your offering, please address the full range of possible offering proceeds, from sale of a nominal amount to the maximum. We may have further comment.

Determination of Offering Price, page 10

15. Reconcile the information contained here with that contained on page 5 where you indicate that the price of the shares was arbitrarily determined.

Management's Discussion and Analysis, page 11

16. Expand the disclosure about the "new expected distributors" in Washington State, Texas, Louisiana, and Minneapolis.

17. Disclosure indicates that the first road show is scheduled for mid September in Boston. Disclose the results of this road show.

18. Please identify the "well known testing agency" with whom you are collaborating.

19. We reissue our prior comment 22 because your revised disclosure is only partially responsive to our comment. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your

company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to generate sustained revenues. We may have additional comment after reviewing your revised disclosure.

Business of the Company, page 13

20. We reissue our prior comment 30. Please review the disclosure requirements of Item 101 of Regulation S-B and revise your disclosure in accordance with the information that you are required to present. Your current description of your business continues to be vague and does not provide a prospective investor with the information he or she needs to clearly evaluate your product and the ability of the company to survive in the short and long term. We note that you have removed the disclosure relating to what appears to be your sole product, the XIOM 1000 polymer multicoat spray system. Please explain why you have done so. In the alternative, replace your disclosure and provide specific information about its production/manufacturing status and the key attributes of the product and or service. We may have further comment after reviewing your revised disclosure.

21. Some of the disclosure in the third paragraph on page 13 may be considered promotional. Please revise to remove all statements that appear promotional in nature.

22. Disclosure on page 13 indicates that you have applied for "viable patents." Please provide the disclosure required by Item 101(b)(7) of Regulation S-B.

23. We reissue our prior comment 27. Expand your disclosure relating to your distributorships. Please identify your distributors and discuss their role in the company's operations. To the extent you maintain agreements with distributors, please disclose the material terms, financial and otherwise, of the agreements and file the agreements as material exhibits.

Management, page 15

24. We note your supplemental response to our prior comment 31. Please disclose in the prospectus the fact that Messrs. Mazzone and Gardega are your promoters.

Dilution, page 18

25. We note your response to prior comment 38. Please update the information as of the most recent balance sheet date presented in the registration statement.

Business of the Company—Principal Products and Services, page 18

26. We note your disclosure that indicates that you currently do business and are expanding your business into Africa, Mexico and Columbia. Provide disclosure here or elsewhere as appropriate, to discuss the issues faced by the company in operating in foreign markets, identify any additional costs of doing business internationally, and consider adding a risk factor to discuss this fact.

Offering by Selling Shareholders, page 19

27. Disclosure in the first paragraph indicates that the selling shareholders will sell at the fixed price of $3.00 for the duration of the company's primary offering. Please clarify. Disclosure elsewhere indicates that the selling shareholders will sell at $3.00 until the shares are quoted on the Over the Counter Bulletin Board.

Plan of Distribution, page 21

28. Please disclose your supplemental response to our prior comment 42.

Where You Can Find More Information, page 24

29. Please update the Commission's address.

Audit Report, page F-2

30. We note your response to prior comment 45. Please revise the report to include a conformed signature at the bottom of the report, directly above the city and state where the report was issued. Typically, the conformed signature would appear in the form of: "/s/ [Registered Accounting Firm]".

Note 4 – Patents Pending, page F-9

31. We note your response to prior comment 51. Please revise the financial statements to include the disclosures required by paragraphs 44-45 of FAS 142.

Note 13 – Related Party Transactions, page F-10

32. We note your response to prior comment 46. Please disclose the value of the contributed services for each period in the footnotes to the financial statements.

33. Please disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatement as required by paragraph 37 of APB 20, and direct your independent accountant to refer to the restatement of the annual financial statements in its report and dual-date or redate the report.

Note 3 – Stock Option Grants, page F-15

34. We note your response to prior comment 58. Based on your revised disclosure, it appears that no compensation expense was recognized for the option grant to the consultant. Note that under FAS 123, options granted to non-employees must be recorded at fair value, with a limited exception for non-employee directors meeting all of the conditions in paragraph 8 of FIN 44. Please revise the financial statements as appropriate to include compensation expense relating to the non-employee grant, and disclose the fair value of the grant under FAS 123, along with the major assumptions used to value the award. Also, please revise your disclosures under Executive Compensation on page 16 to discuss the stock option grants to the officers.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Michael S. Krome, Esq.
         631-737-8382